Exhibit 99.1

Wallbox Announces Third Quarter 2022 Financial Results

BARCELONA, SPAIN - November 9, 2022 - Wallbox (NYSE:WBX), a leading provider of electric vehicle (EV) charging and energy management solutions worldwide, today announced its financial results for the third quarter ended September 30, 2022, and provided a business update.

Third Quarter 2022 Highlights:

•	Generated record revenues of €44.1 million, an increase of 140% compared to the third quarter of 2021, and achieved gross margins of 41.4%

•

Delivered exceptional revenue growth of 535% in North America and received first orders of Hypernova, a 400kW DC fast charging station that is designed to satisfy current U.S. government subsidy requirements.

•	Sold approximately 67,000 chargers, a 93% increase compared to the third quarter of 2021

•	Began production at its first U.S. factory in Arlington, Texas

•	Announced global strategic partnership with Fisker to provide charger and installation services to buyers of its upcoming vehicle lineup, and expanded Uber partnership into key European markets

Executive Commentary

Enric Asuncion, CEO of Wallbox, said, “Our team executed well again this quarter, meeting expectations in a market that has proven to be somewhat mixed. Revenue grew in the third quarter by 140% on a year-over-year basis, and we continued to exceed targets with gross margin of 41.4%. We’ve finalized several meaningful new partnerships, including Fisker, and expanding with Uber into Europe. We formally opened our first factory in the U.S., supporting our position as a leading U.S. manufacturer of EV charging solutions and qualifying us for recent government subsidies. And we showcased Hypernova, our new 400kW DC public charger, an innovative and reliable solution that we believe is a generation ahead of the competition. We’re navigating the challenges well, and are focused on what we can control, as seen by massive growth and meaningful market share gains in multiple geographies.”

Mr. Asuncion continued, “The automotive capacity constraints are delaying EV deliveries, which in-turn has a near-term effect on our European and home charging businesses. However, I’m encouraged by the improved revenue balance we see from both North America and our fast charging portfolio, offsetting much of that impact. I remain optimistic the industry will resolve these issues in the coming quarters and look forward to our new products contributing materially to our growth. Our portfolio has never been more complete, and we look forward to aggressively continuing our market share gains. While the economic outlook for many industries looks uncertain, we continue to see numerous opportunities to improve our competitive position and execute our strategy, all while aiming to double the size of the company each year.”

Financial Outlook - Fourth Quarter and Full Year 2022

The following reflects the company’s expectations for select key financial metrics for the fourth quarter and full year 2022.

•	Expects fourth quarter 2022 revenue to be in the range of €42 million and €52 million, representing an approximate quarterly year-over-year growth rate of between 60% and 100%

•	Expects gross margin of approximately 40%

Full year 2022

•	Expects full-year 2022 revenue in the range of €154 million and €164 million, representing an approximate annual year-over-year growth rate of between 115% and 130%

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, November 9, 2022. The live audio webcast and presentation, along with supplemental information, will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. A recording of the webcast will also be available following the conference call.

Wallbox Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, market growth and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Post-Effective Amendment No. 3 to Wallbox’s Registration Statement on Form F-1 (File No. 333-260652) filed on September 28, 2022, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine users’ relationship to the grid. Wallbox goes beyond electric vehicle charging to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 113 countries around the world. Founded in 2015 and headquartered in Barcelona, the company now employs more than 1,200 people in its offices in Europe, Asia, and the Americas. For additional information, please visit www.wallbox.com.

Wallbox Public Relations Contact:	Wallbox Investor Contact:
Elyce Behrsin	Matt Tractenberg
Public Relations	VP, Investor Relations
Press@wallbox.com	Matt.Tractenberg@wallbox.com
+34 622 513 358	+1 404-574-1504

Source: Wallbox NV